Mail Stop 4561
Via fax (650) 581-2545

January 29, 2008

Mr. Bobby Yazdani
CEO and Chairman of the Board
SABA Software, Inc.
2400 Bridge Parkway
Redwood Shores, CA 94065

      Re: SABA Software, Inc.
              Form 10-K for the Fiscal Year Ended May 31, 2007
              Filed August 13, 2007
              File No. 000-30221

Dear Mr. Yazdani:

      We have completed our review of your Form 10-K and do not, at this time, have any further comments

                        Sincerely,

                        Kathleen Collins
                        Accounting Branch Chief